UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December 2017

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming RoadWeifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On December 6, 2017, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced the results of its Annual General Meeting of Shareholders (the "Meeting"), which was held on Wednesday, December 6, 2017 at 9:30 a.m. (Beijing Time) at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China. Holders of 68.14% of the Company's outstanding shares, as of the record date, October 16, 2017, were present in person or represented by proxy at the Meeting and approved the re-election of Mr. Junying Liu as a director, the appointment of Mr. Jianguo Zhang as a new director of the Company, and ratified the appointment of KSP Group, Inc. as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2017.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1	Press Release dated December 6, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman and Chief Executive Officer

Dated: December 8, 2017